

10026657

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39450

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2009___ AND ENDING ___12/31/2009___

MM/DD/YY .... MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VANGUARD CAPITAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 S. HWY. 101, SUITE 204

(No. and Street)

SOLANA BEACH .... CA 92075

(City) .... (State) .... (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY SERRAS .... (858) 455-5070

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NASELLA, MATHIS & ASSOCIATES

(Name – *if individual, state last, first, middle name*)

MAR 01 2010

Washington, DC

107

4660 LA JOLLA VILLAGE DRIVE, SUITE 125, SAN DIEGO, CA 92122

(Address) .... (City) .... (State) .... (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, __GREGORY SERRAS__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __VANGUARD CAPITAL__ , as of __DECEMBER 31__ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__NO EXCEPTIONS__

_____

_____

_____

_____
Signature

__PRESIDENT__
Title

_____
Notary Public

ROYA ASADI
Commission # 1734651
Notary Public - California
San Diego County
My Comm. Expires Mar 27, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VANGUARD CAPITAL

Audit Report in Conformity

with Rule 17a-5 of the

Securities and Exchange Commission

Year Ended December 31, 2009

AVAILABLE FOR PUBLIC INSPECTION

NASELLA, MATHIS & ASSOCIATES
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

4660 LA JOLLA VILLAGE DR., STE. 125

TEL: (858) 452-4300   SAN DIEGO, CALIFORNIA 92122-4612   FAX: (858) 452-5989

Independent Auditors' Report

Board of Directors
Vanguard Capital
San Diego, California

We have audited the accompanying statement of financial condition of Vanguard Capital (a California corporation) as of December 31, 2009, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An Audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vanguard Capital as of December 31, 2009, and the results of its operations, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(e)(3) of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 22, 2010
San Diego, California

Nasella, Mathis, and Associates
Certified Public Accountants

VANGUARD CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

	Allowable	Non-Allowable	Total
CURRENT ASSETS:			
Cash in bank	$ 187,603	$ -	$ 187,603
Other prepaid expenses		22,537	22,537
Other receivables from brokers/dealers	138,332	83	138,415
Securities owned:			
Marketable securities (at market value)	128		128
Total Current Assets	326,063	22,620	348,683
PROPERTY AND EQUIPMENT, net	-	19,391	19,391
DEPOSITS	-	5,872	5,872
Total Assets	$ 326,063	$ 47,883	$ 373,946

LIABILITIES AND SHAREHOLDERS' EQUITY

	Allowable	Non-Allowable	Total
CURRENT LIABILITIES:			
Accrued commissions	$ 110,232	$ -	$ 110,232
Accounts payable and accrued expenses	18,990		18,990
Income taxes payable		2,824	2,824
Total Current Liabilities	129,222	2,824	132,046
Total Liabilities	$ 129,222	$ 2,824	$ 132,046

SHAREHOLDERS' EQUITY:	
Common stock, no par value, 1,000 shares authorized, issued and outstanding	$ 10
Additional paid-in capital	1,947,490
Retained earnings	(1,705,600)
Total Shareholders' Equity	241,900
Total Liabilities and Shareholders' Equity	$ 373,946

The accompanying notes are an integral part of this statement.

Note 1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Vanguard Capital (the Company) was incorporated on February 24, 1988 under the laws of the State of California. The Company was formed to provide general securities broker-dealer services to investors in securities and other investments.

The Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD), approved Vanguard Capital for membership as of June 17, 1988.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Use of estimates

In conformity with generally accepted accounting principles preparation of financial statements requires the use of management's estimates. Those estimates and assumptions affect the reported amounts of the assets and the reported expenses. Actual results could differ from those estimates.

Property and equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is provided using an accelerated method over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are depreciated using the straight-line method over a period of thirty-nine years.

Marketable securities

Marketable securities are adjusted to market value and any gain or loss is recognized currently in the statement of income.

Note 1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Statement of cash flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Compensated absences

For full-time employees with less than five years of service, the Company provides fifteen days of personal time off per year per employee. For full-time employees with more than five years of service, the company provides 20 days of personal time off per year per employee. Unused time carries over to the following year; however there is a cap of 120/160 hours, respectively, of maximum accrual.

Income taxes

The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

Note 2. MARKETABLE SECURITIES

Marketable securities are included in the balance sheet at the quoted market value of each security, and are summarized as follows as of December 31, 2009:

Marketable securities	$128
Total marketable securities	$128

The investments are subject to "haircuts" of $128, for purposes of computing net capital (see Note 4).

Note 3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2009 are summarized as follows:

Office equipment and furniture	$ 76,600
Leasehold improvements	0
Automobiles	0
	76,600
Less accumulated depreciation	(57,209)
Net property and equipment	$ 19,391

Note 4. HAIRCUTS ON SECURITIES

Pursuant to Rule 15c3-1(f), haircuts were computed at 100% of the value of marketable securities as of December 31, 2009. In addition, haircuts include client accounts with debit balances.

	Market Value	Haircuts
Equity	$128	$128
Client Debit Accounts	378	378
Total	$506	$506

Note 5. PREPAID EXPENSES

Prepaid expenses are consisted of rental expenses for office spaces and insurance expenses. The Company amortizes the expenses monthly.

Note 6. LEASES, COMMITMENTS AND CONTINGENCIES

The Company has a new three-year lease which began March 1, 2009. The base monthly rent will be $2,650 and is adjustable by 4.75% annually. The lease will expire at the end of February 2012. The Company paid $37,687 in office rent (including area maintenance costs) for 2009. Minimum lease payments for the years ending December 31 are as follows:

2010	$ 32,600
2011	33,570
2012	5,622
	$ 71,792

Note 7. SUBORDINATED LOAN

There is no subordinated debt payable by the Company.

Note 8. INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for income taxes, are as follows:

	Current	Deferred	Total
Federal	$ 0	$ 0	$ 0
State	3,624	0	3,624
	$ 3,624	$ 0	$ 3,624

A reconciliation of the difference between the expected income tax expense (benefit) or income computed at the U.S. statutory income tax rate and the Company's income tax expense (benefit) is shown in the following table:

Expected income tax benefit at U.S. statutory rate	$ 0
The effect of:	
Nondeductible expenses	2,455
Increase due to state and local taxes, net of	
U.S. federal income tax effects	120
State minimum tax	3,624
Income tax benefit	$ 6,199

Note 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Aggregate indebtedness and net capital change from day to day, but as of December 31, 2009, the Company's net capital ratio is approximately 0.68 to 1. Net capital was $193,511 aggregate indebtedness was $132,047 and required net capital was $100,000.

Note 10. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, there were no related party transactions.

Note 11. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has settled all arbitration cases and there are no pending cases, which arose during the normal course of business. Losses have been reported and no additional loss will be accrued in the financial statements.

Note 12. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Pursuant to reporting under FASB 105, the Company has no financial instruments, including derivatives or swap contracts. Consequently, the Company has no off-balance-sheet risk of accounting loss.

The Company's accounts receivable consist of commissions due from their principal clearing house (31%) as well as other brokers and dealers (69%). It is management's opinion that there is no significant concentration of credit risk from an individual counterparty, or groups of counterparties for all financial instruments.

Note 13. ANNUAL AUDITORS' REPORT FORM X-17A-5, DECEMBER 31, 2009

The Statement of Financial Condition and related statements of the annual audit pursuant to Rule 17a-5 are available for examination at the principal office of Vanguard Capital, 777 S Hwy 101, Suite 204, Solana Beach, CA and the public reference room of the Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C., 20549.

SEC
Mail Processing
Section

MAR 0 1 2010

Washington, DC
107

VANGUARD CAPITAL

Audit Report in Conformity

with Rule 17a-5 of the

Securities and Exchange Commission

Year Ended December 31, 2009

AVAILABLE FOR PUBLIC INSPECTION